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                             May 23, 2023

       Tyler Page
       Chief Executive Officer
       Cipher Mining Inc.
       1 Vanderbilt Avenue, Floor 54, Suite C
       New York, NY 10017

                                                        Re: Cipher Mining Inc.
                                                            Registration on
Form S-3
                                                            Filed May 4, 2023
                                                            File No. 333-271641

       Dear Tyler Page:

               We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration on Form S-3

       General

   1. We note that you have provided collateral in connection with your agreements with
                                                        Luminant ET Service
Company LLC and Vistra Operations Company LLC. Please tell us whether your bitcoin
serves as collateral pursuant to these agreements or any other agreements. If so, to
the extent material, please discuss whether the current crypto asset market disruption has
impacted the value of the underlying collateral, and explain any resulting material
financing and liquidity risk this raises for your business.
              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Tyler Page
Cipher Mining Inc.
May 23, 2023
Page 2

      Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal
Branch Chief, at 202-551-3758 with any questions.



FirstName LastNameTyler Page                           Sincerely,
Comapany NameCipher Mining Inc.
                                                       Division of Corporation
Finance
May 23, 2023 Page 2                                    Office of Crypto Assets
FirstName LastName